UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80359A106

(CUSIP Number)

Dr. Fraser Smith
360 Wakara Way
Salt Lake City, Utah, 84108
888-927-7296

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Patrick J. Schultheis
Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, Washington 98104
(206) 883-2500

September 24, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 80359A106

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 80359A106

(1)	Names of reporting persons Dr. Fraser Smith
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of	(7)	Sole voting power 14,147,276 (see Item 5(b) below)
shares beneficially owned by	(8)	Shared voting power 14,147,276 (see Item 5(b) below)
each reporting person	(9)	Sole dispositive power 14,147,276 (see Item 5(b) below)
with:	(10)	Shared dispositive power 14,147,276 (see Item 5(b) below)
(11)	Aggregate amount beneficially owned by each reporting person 14,147,276 (see Item 5(b) below)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11)
(14)	Type of reporting person (see instructions) IN

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Sarcos Technology and Robotics Corporation f/k/a Rotor Acquisition Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 360 Wakara Way, Salt Lake City, Utah 84108. The Issuer’s Common Stock is listed on the Nasdaq Global Market under the symbol “STRC”.

Item 2. Identity and Background.

(a) – (c) and (f)

This Schedule is being filed by Dr. Fraser Smith. The business address for Dr. Smith is 360 Wakara Way, Salt Lake City, Utah 84108.

Dr. Smith is the Chief Innovation Officer of the Issuer. Dr. Smith is a U.S. citizen.

(d) and (e)

During the past five years, Dr. Smith has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock (shares of Common Stock underlying restricted stock units) were acquired pursuant to an Agreement and Plan of Merger, dated as of April 5, 2021, as amended on August 28, 2021 (as amended, the “Merger Agreement”) between the Issuer, Rotor Merger Sub Corp., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of the Issuer and Sarcos Corp., a Utah corporation (“Old Sarcos”). Pursuant to the terms of the Merger Agreement, a business combination (the “Business Combination”) between the Issuer and Old Sarcos was effected through a merger (the “Merger”) of Merger Sub with and into Old Sarcos, with Old Sarcos continuing as the surviving company and a wholly-owned subsidiary of the Issuer.

Immediately prior to the effective time of the Merger (the “Effective Time”), all issued and outstanding warrants to purchase shares of Class A common stock of Old Sarcos were net exercised and all issued and outstanding shares of preferred stock of Old Sarcos were converted into common stock of Old Sarcos (collectively, the “Old Sarcos Common Stock”). At the effective time of the Merger, and subject to the terms and conditions of the Merger Agreement,

•

Each outstanding share of Old Sarcos Common Stock, after giving effect to the conversion described above, was cancelled and converted into and became (i) the right to receive approximately 5.129222424 shares (the “Exchange Ratio”) of common stock of the Issuer, par value $0.0001 per share (the “Common Stock”), rounded down to the nearest whole share plus (ii) the contingent right to receive a portion of additional shares of Common Stock upon achievement of certain milestones (the “Contingent Merger Consideration”);

•

All outstanding restricted stock awards of Old Sarcos (the “Old Sarcos RSAs”) were assumed by the Issuer and converted into an award (the “New Sarcos RSAs”) entitling the holder thereof to (i) the right to receive the number of shares of Common Stock equal to the Exchange Ratio, plus (ii) the contingent right to receive a portion of the Contingent Merger Consideration, subject to terms and conditions consistent with the Old Sarcos 2015 Equity Incentive Plan (the “2015 Plan”) and the applicable Old Sarcos Restricted Stock Award agreement, as in effect immediately prior to the Effective Time;

•

All outstanding options to purchase Old Sarcos Common Stock (the “Old Sarcos Options”), whether vested or unvested, were assumed by the Issuer and converted into options (the “New Sarcos Options”), with the same terms and conditions (including as to vesting and exercisability terms) consistent with the 2015 Plan and the applicable Old Sarcos Option award agreement and such other terms and conditions applicable to the corresponding former Old Sarcos Option, except that (i) the New Sarcos Option will be exercisable for a number of shares of Common Stock of the Issuer equal to the number of Old Sarcos shares subject to such Old Sarcos Option as of immediately prior to the Effective Time, multiplied by the Exchange Ratio, and rounded down to the nearest whole share, and (ii) the New Sarcos Option will have an exercise price per share equal to the exercise price per share of Old Sarcos Common Stock subject to such Old Sarcos Option divided by the Exchange Ratio, and rounded up to the nearest whole cent; and

•

All outstanding restricted stock unit awards of Old Sarcos (the “Old Sarcos RSUs”) were assumed by the Issuer and converted into the right to receive restricted stock units based on shares of Common Stock (the “New Sarcos RSUs”) with substantially the same terms and conditions as were applicable to the Old Sarcos RSUs immediately prior to the Effective Time (including with respect to vesting and termination-related provisions and dividend equivalents, as applicable), except that (i) the New Sarcos RSUs relate to a number of shares of Common Stock of the Issuer equal to the product of the number of shares of Old Sarcos Common Stock subject to the Old Sarcos RSUs immediately prior to the Effective Time multiplied by the Exchange Ratio, with any fractional shares rounded down to the nearest whole share and (ii) with respect to any New Sarcos RSUs that are vested and unsettled as of immediately prior to the Effective Time, such award will settle on or around the date that is six months following the Closing Date.

In addition, each holder of Old Sarcos capital stock (including any Old Sarcos RSAs) will be entitled to a right to receive additional Contingent Merger Consideration following the Closing in the form of an earn-out. This earn-out will become payable as follows:

•

14,062,500 shares of Common Stock of the Issuer in the aggregate if the closing share price of a share of Common Stock of the Issuer is equal to or exceeds $15.00 for 20 trading days in any 30 consecutive trading day period at any time during the period beginning on the first anniversary of the Closing and ending on the fourth anniversary of the Closing; and

•

14,062,500 shares of Common Stock of the Issuer if the closing share price of a share of Common Stock of the Issuer is equal to or exceeds $20.00 for 20 trading days in any 30 consecutive trading day period at any time during the period beginning on the first anniversary of the Closing and ending on the fifth anniversary of the Closing.

On the Closing Date, certain investors (the “PIPE Investors”) purchased from the Issuer an aggregate of 22,000,000 shares (the “PIPE Shares”) of Common Stock at a price of $10.00 per share, for an aggregate purchase price of $220,000,000 (the “PIPE Financing”), pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into effective as of April 5, 2021.  The sale of PIPE Shares was consummated concurrently with the closing of the Business Combination (the “Closing”).

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Pursuant to the terms of the Merger Agreement, Dr. Smith tendered 2,732,582 shares of outstanding Old Sarcos Common Stock and 25,590 Old Sarcos RSUs in exchange for 14,016,020 shares of Common Stock and 131,256 New Sarcos RSUs (all of which have vested or will vest within 60 days of September 24, 2021), respectively. If the requirements for receipt of the Contingent Merger Consideration are met, Dr. Smith will be entitled to an additional 3,577,378 shares of Common Stock.

Dr. Smith serves as Chief Innovation Officer of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Lock-Up Agreement and the Issuer’s Amended and Restated Bylaws described in Item 6 and certain restrictions contained in the Issuer’s Insider Trading Policy, Dr. Smith may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, Dr. Smith does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, Dr. Smith reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Dr. Smith may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon his evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to him, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, Dr. Smith may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer.

The information set forth on the cover pages and in Item 3 of this Statement are incorporated to this Item 5(a)-(b) by reference.

(a)-(b)

As of the date of this Schedule, Dr. Smith beneficially owns an aggregate of 14,147,276 shares of Common Stock, or 9.9% of the Issuer’s outstanding shares of Common Stock, consisting of:

•	14,016,020 shares of Common Stock; and
•	131,256 shares of Common Stock underlying New Sarcos RSUs which have vested or will vest within 60 days of September 24, 2021.

Dr. Smith has sole voting and dispositive power over the 14,147,276 shares of Common Stock.

The beneficial ownership percentages used in this Schedule are calculated based on the sum of (i) 142,718,497 shares outstanding as of September 24, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed on September 30, 2021, and (ii) 131,256 shares of Common Stock underlying New Sarcos RSUs held by Dr. Smith which have vested or will vest within 60 days of September 24, 2021.

(c) Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, Dr. Smith has not effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to Dr. Smith to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule is incorporated by reference in its entirety into this Item 6.

Pursuant to a lock-up agreement (the “Lock-up Agreement”) entered into by Dr. Smith and the Issuer, and the Issuer’s Amended and Restated Bylaws, Dr. Smith is subject to the following transfer restrictions following the Closing:

•

With respect to 338,092 shares of Common Stock, that (a) 50% of the shares may not be transferred until the earlier to occur of (x) six months following Closing, and (y) 120 days following the Closing if the stock price of the Common Stock exceeds $13.00 for 20 trading days in any 30 consecutive trading day period, and (b) the remaining 50% of such shares may not be transferred for a period of one year following the Closing.

•

With respect to 13,809,184 shares of Common Stock (including shares underlying New Sarcos RSUs), that (1) 20% of such shares may not be transferred until the earlier to occur of (a) 120 days after Closing if the stock price of the Common Stock exceeds $13.00 for 20 trading days in any 30 consecutive trading day period, and (b) 6 months after Closing; and (2) the remaining 80% can be transferred upon the earlier of (A) delivery of at least twenty Guardian XO and/or Guardian XT commercial units to customers of the Constituent Corporations (as defined in the Merger Agreement) (but in no event prior to the close of business on the one year anniversary of the Closing) and (B) the close of business on the second anniversary of the Closing.

The foregoing description of the Lock-up Agreement and the Amended and Restated Bylaws of the Issuer does not purport to be complete and is qualified in its entirety by the terms and conditions thereof. The Issuer’s Amended and Restated Bylaws and the form of Lock-up Agreement are attached hereto as Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description	Form	File No.	Exhibit No.	Filing Date	Filed or Furnished Herewith
1	Agreement and Plan of Merger, dated as of April 5, 2021, by and among the Issuer, Rotor Merger Sub Corp. and Old Sarcos.	8-K	001-39897	2.1	April 6, 2021

2	Amendment No. 1 to Merger Agreement, dated as of August 28, 2021, by and among the Issuer, Rotor Merger Sub Corp. and Old Sarcos.	8-K	001-39897	2.1	August 30, 2021

3	Amended and Restated Bylaws of Sarcos Technology and Robotics Corporation.	8-K	001-39897	3.2	September 30, 2021

4	Form of Lock-up Agreement, by and among the Issuer, Old Sarcos, and Old Sarcos Holders.	8-K	001-39897	10.1	April 6, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2021

Dr. Fraser Smith

By:/s/ Dr. Fraser Smith
Name: Dr. Fraser Smith